Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-157386 and 333-157386-01

200,000 C-Tracks Exchange-Traded Notes Based on the Performance of the Citi Volatility Index Total Return Due November 12, 2020

Pricing Terms — November 12, 2010

Issuer:	Citigroup Funding Inc.
Index:	Citi Volatility Index Total Return (the “Index”). The Index is a new index established by Citigroup Global Markets Inc., as index sponsor. The Index is published by the Chicago Board Options Exchange (the “CBOE”) and is a measure of directional exposure to the implied volatility of large-cap U.S. stocks. As a total return index, the value of the Index on any day also includes daily accrued interest on the hypothetical notional value of the Index based on the 3-month U.S Treasury rate and reinvestment into the Index. The methodology of the Index is designed to produce returns that are correlated to the CBOE Volatility Index (the “VIX Index”), which is another measure of implied volatility of large-cap U.S. stocks. CBOE calculates the level of the Index on each index business day, publishes it under the ticker symbol “CVOLT” as soon as practicable thereafter and publishes an indicative intraday level under the ticker symbol “CVOLN”. The index sponsor, which is an affiliate of ours, sets the Index methodology and may modify the methodology for calculating the value of the Index or make certain other changes to the way in which the Index is calculated.
Guarantee:	Any payments due on the C-Tracks are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the return of the principal amount of your investment at maturity is not guaranteed, you may receive an amount at maturity that is substantially less than the stated principal amount of your initial investment and could be zero.
Aggregate principal amount:	$20,000,000(1)
Stated principal amount:	$100 per C-Track
Issue price:	$100 per C-Track
Interest:	None
Inception date:	November 12, 2010
Original issue date /settlement date:	November 17, 2010
Maturity date:	November 12, 2020
Payment at maturity:	At maturity you will receive for each $100 stated principal amount of C-Tracks that you hold an amount in cash equal to the closing indicative value of the C-Tracks on the final valuation period end date.
Final valuation period:	The consecutive observation day period starting on, and including, the final valuation period start date and ending on, and including, the final valuation period end date.
Final valuation period start date:	November 2, 2020 (subject to postponement)
Final valuation period end date:	November 6, 2020 (subject to postponement)
Closing indicative value:

$100 on the inception date. The closing indicative value will be calculated on a daily basis following the inception date as:

■    prior to the final valuation period start date or mandatory redemption valuation period start date, as applicable, (a) the product of (i) the closing indicative value on the immediately preceding day and (ii) the daily index factor for such day, minus (b) the investor fee for such day; and

■    during the final valuation period or mandatory redemption valuation period, as applicable, the sum of (a) the index exposure and (b) the notional cash amount.

Daily index factor:	On any index business day, the closing level of the Index on that day, divided by the closing level of the Index on the immediately preceding index business day. The daily index factor on any day that is not an index business day will be one.
Investor fee:

Zero on the inception date. On each subsequent calendar day (each such day, a “calculation day”), the investor fee will be equal to:

■    prior to the final valuation period start date or mandatory redemption valuation period start date, as applicable, (a)(i)(x) 1.15% per annum, multiplied by (y) the closing indicative value on the previous calendar day, multiplied by (ii) the daily index factor on the calculation day, divided by (b) 365; and

■    during the final valuation period or mandatory redemption valuation period, as applicable, (a)(i)(x) 1.15% per annum, multiplied by (y) the index exposure for the immediately preceding observation day (or, with respect to the final valuation period start date or mandatory redemption valuation period start date, as applicable, the closing indicative value for the immediately preceding day), multiplied by (ii) the daily index factor on the calculation day, divided by (b) 365.

Because the investor fee reduces the amount of your return at maturity or upon redemption, and in addition the redemption charge reduces the amount of your return upon early redemption at your option, the level of the Index will need to increase significantly in order for you to receive at least the principal amount of your investment at maturity or upon redemption. If the increase in the level of the Index is insufficient to offset the negative effect of the investor fee (and, in the case of early redemption at your option, the redemption charge), or if the level of the Index decreases, you will receive less than the principal amount of your investment at maturity or upon redemption.
Index exposure:	On any calendar day during the final valuation period or mandatory redemption valuation period, as applicable (the “determination day”), the product of (a)(i)(x) the index exposure for the immediately preceding observation day (or, with respect to the final valuation period start date or mandatory redemption valuation period start date, as applicable, the closing indicative value for the immediately preceding day), multiplied by (y) the daily index factor for such determination day, minus (ii) the investor fee for the determination day and (b)(i) the total number of observation days remaining (excluding the determination day) in the final valuation period or mandatory redemption valuation period, as applicable, divided by (ii) the total number of observation days remaining (including the determination day) in the final valuation period or mandatory redemption valuation period. The index exposure on any day that is not an index business day will be equal to the index exposure on the immediately preceding index business day, minus the investor fee for the calendar day.
Notional cash amount:	On any determination day, the sum of (a) the notional cash amount for the immediately preceding observation day (or, with respect to the final valuation period start date or mandatory redemption valuation period start date, as applicable, zero) and (b)(i)(x) the index exposure for the day immediately preceding such determination day (or, with respect to the final valuation period start date or mandatory redemption valuation period start date, as applicable, the closing indicative value for the immediately preceding day), multiplied by (y) the daily index factor for such determination day, minus (z) the investor fee for such determination date, divided by (ii) the total number of observation days remaining (including the determination day) in the final valuation period or mandatory redemption valuation period, as applicable. The notional cash amount on any day that is not an index business day will be equal to the notional cash amount on the immediately preceding index business day.
Redemption at the option of the holder:	Subject to certain notification requirements, you may submit your C-Tracks for redemption on any redemption date during the term of the C-Tracks. If you submit your C-Tracks for redemption, you will receive a cash payment per C-Track equal to the applicable closing indicative value of the C-Tracks on the applicable valuation date, minus the applicable redemption charge. You must submit for redemption at least 50,000 C-Tracks at one time in order to exercise your redemption right on any redemption date.
Early redemption at our option:

We may redeem the C-Tracks, in whole and not in part, on any business day if (a) we determine in our sole discretion, reasonably exercised, that (i) there has been a change or amendment in any law or regulation that would negatively impact the C-Tracks or (ii) an event has occurred that materially interferes with our ability or the ability of any of our affiliates to hedge our obligations under the applicable C-Tracks, including an event which materially increases the costs of maintaining or adjusting our (or our affiliates) hedges, or (b) on or after November 12, 2012, (i) there are fewer than 500,000 C-Tracks outstanding (not including any C-Tracks held by us or our affiliates) or (ii) the aggregate closing indicative value on any index business day of the outstanding C-Tracks (not including any C-Tracks held by us or our affiliates) is less than $10,000,000.

If we redeem your C-Tracks at our option, you will receive on the seventh business day immediately following the mandatory redemption valuation period start date for each $100 stated principal amount of the C-Tracks that you hold cash in an amount equal to the closing indicative value on the mandatory redemption valuation period end date.

Redemption charge:	0.05%, multiplied by the closing indicative value on the applicable valuation date
Redemption date:	The third business day following each valuation date. The final redemption date will be the third business day following the valuation date that is on the final valuation period start date or mandatory redemption valuation period start date, as applicable.
Valuation dates:	Each index business day from, and including, the inception date up to, and including, the final valuation period start date or mandatory redemption valuation period start date, as applicable, subject to the occurrence of a market disruption event or force majeure event.
Mandatory redemption valuation period:	The consecutive observation day period starting on, and including, the mandatory redemption valuation period start date and ending on, and including, the mandatory redemption valuation period end date.
Mandatory redemption valuation period start date:	The first observation day of the mandatory redemption valuation period as specified in our mandatory redemption notice.
Mandatory redemption valuation period end date:	The earlier of (a) the scheduled observation day as specified in the mandatory redemption notice, (b) the fifth observation day during the period commencing on, and including, the mandatory redemption valuation period start date and (c) the sixth business day immediately following the mandatory redemption valuation period start date.
CUSIP:	17316G727
Listing:	The C-Tracks have been approved for listing, subject to official notice of issuance, on NYSE Arca. To the extent that an active secondary market in the C-Tracks exists, we expect that investors will purchase and sell the C-Tracks primarily in this secondary market. The ticker symbol for the C-Tracks is “CVOL”.

(1) We registered $100,000,000 in aggregate principal amount of the C-Tracks and on the original issue date we will issue $20,000,000 in aggregate principal amount of the C-Tracks, to be held by or for our affiliate, Citigroup Global Markets Inc., for $100 per C-Track, which is the stated principal amount. After the original issue date, additional C-Tracks may be offered and sold to affiliated or unaffiliated dealers and to investors from time to time through Citigroup Global Markets, Inc., in each case, at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices.

Key Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the C-Tracks. For further discussion of these and other risks, you should read the section entitled “Risk Factors Relating to the C-Tracks” in the related preliminary pricing supplement and “Risk Factors” in the related prospectus supplement. We also urge you to consult with your investment, legal, tax, accounting and other advisers before you invest in the C-Tracks.

■	No guaranteed return of principal.

■	No interest payments

■	The C-Tracks may not be a suitable investment for you.

■	There are risks associated with investments in securities that provide a long exposure to volatility.

■	There may be significant daily fluctuations in the level of the Index, which will affect the value of the C-Tracks.

■	Negative “roll yields” of the futures contracts included in the Index may cause the Index value to decline significantly over time, which will affect the value of the C-Tracks.

■	The level of the VIX Index has historically reverted to a long-term mean level; any increase in the spot level of the VIX Index likely will not continue over time.

■

Because of the investor fee, even if the level of the Index on the final valuation period end date, mandatory redemption valuation period end date or applicable valuation date is greater than it was at the time of your investment, you may receive less than the purchase price of your C-Tracks.

■	The weight of the position in the S&P 500® Total Return Index component is based upon a backward-looking regression that may adversely impact the level of the Index.

■	Any decline in VIX futures contracts and/or increase in the S&P 500® Total Return Index may result in a loss on an accelerated basis.

■	The Index may not be the most accurate measure of S&P 500® volatility.

■	To submit your C-Tracks for redemption at your option, you must make the request with respect to at least 50,000 C-Tracks.

■	The C-Tracks are subject to our redemption right.

■	The policies of the index sponsor and changes that affect the Index methodology or the futures contracts underlying the Index could affect the amount payable on the C-Tracks and their market value.

■	The payment at maturity or upon mandatory redemption is based upon a declining exposure to the Index over a valuation period.

■	The C-Tracks are subject to the credit risk of Citigroup Inc., and any actual or anticipated changes to its credit ratings and credit spreads may adversely affect the market value of the C-Tracks.

■	There may not be an active trading market in the C-Tracks; sales in the secondary market may result in significant losses.

■

Trading and other transactions by Citigroup Funding or its affiliates in instruments linked to the equity securities underlying the S&P 500® Total Return Index or instruments linked to the Index, the VIX Index, the S&P 500® Total Return Index or the equity securities underlying the S&P 500® Total Return Index may impair the market value of the C-Tracks.

■	Our business activities may create conflicts of interest, and hedging and trading activity could potentially adversely affect the value of the C-Tracks.

■	There are potential conflicts of interest between you and the calculation agent.

■	The U.S. federal income tax consequences of an investment in the C-Tracks are uncertain.

Free Writing Prospectus

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a preliminary pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. Before you invest, you should read the preliminary pricing supplement, prospectus supplement and prospectus in that registration statement (File No. 333-157386) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the preliminary pricing supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.

License Agreement

S&P and Citigroup Global Markets have entered into a limited, non-exclusive, worldwide, and non-transferable right to use the price of futures contracts on the VIX, the VIX values, the S&P 500 Index and the following trademarks “Standard & Poor’s®”, “S&P®”, “S&P 500®” , “Standard & Poor’s 500™”, “CBOE Volatility Index”, “CBOE” and “VIX” in connection with certain financial instruments, including the C-Tracks.

“Standard & Poor’s®”, “S&P®”, “S&P 500®” and “Standard & Poor’s 500™” are trademarks of Standard & Poor’s Financial Services LLC (“Standard & Poor’s”) and have been licensed for use by Citigroup Global Markets Inc., “CBOE Volatility Index”, “CBOE” and “VIX” are trademarks of the CBOE and have been licensed for use by Standard & Poor’s. The C-Tracks are not sponsored, endorsed, sold or promoted by Standard & Poor’s or CBOE and neither Standard & Poor’s nor CBOE make any representation regarding the advisability of investing in the C-Tracks.

Citigroup Global Markets Inc. acknowledges that neither CBOE nor S&P sponsor, endorse or promote the Index or the CVOL ER Index or any products issued, sold, or traded by Citigroup Global Markets Inc. or any third party that have the price of futures contracts on the VIX (the “CBOE Values”) or the Index or CVOL ER Index as their underlying interest. Standard & Poor’s Financial Services LLC (“S&P”) only relationship to Citigroup Global Markets Inc., if any, is that it has licensed the CBOE Values to Citigroup Global Markets Inc. and CBOE’s only relationship to S&P with respect to any such products and/or the Index or the CVOL ER Index, if any, is that CBOE has agreed that S&P may license the CBOE Values. CBOE has no obligation to take the needs of persons having an interest in any such products into consideration in determining, composing or calculating the CBOE Values. Neither S&P nor CBOE has any obligation or liability in connection with the administration, marketing or trading of any such products.

CBOE OBTAINS INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF CBOE VALUES FROM SOURCES WHICH CBOE CONSIDERS RELIABLE, BUT CBOE DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF SUCH VALUES OR ANY DATA INCLUDED THEREIN AND CBOE SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. CBOE MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ANY PERSON OR ANY ENTITY FROM THE USE OF SUCH VALUES OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE ISSUANCE, SELLING OR TRADING OF ANY SUCH PRODUCTS, OR FOR ANY OTHER USE. CBOE MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, WITH RESPECT TO ANY CBOE VALUES. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL CBOE HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES, ARISING OUT OF THE USE OF CBOE VALUES OR ANY DATA INCLUDED THEREIN OR THE ISSUANCE, SELLING OR TRADING OF ANY PRODUCTS THAT HAVE A CDI AS THEIR UNDERLYING INTEREST.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY PRICING SUPPLEMENT DESCRIBING THE OFFERING AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Preliminary Pricing Supplement filed on November  1, 2010:

http://www.sec.gov/Archives/edgar/data/831001/000119312510242483/d424b2.htm

Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

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